UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Christine Stroud

(972) 590-9879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,675,503
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,675,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,675,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,675,503
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,675,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,675,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,611,777
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,611,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS AF*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,611,777
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,611,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,611,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Malone Mitchell, 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 423,045
	8	SHARED VOTING POWER 19,023,126
	9	SOLE DISPOSITIVE POWER 423,045
	10	SHARED DISPOSITIVE POWER 19,023,126
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,446,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 19,023,096
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 19,023,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,048,126
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 14 to Schedule 13D (this “Fourteenth Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014, Amendment No. 11 on January 14, 2015, Amendment No. 12 on May 5, 2015, and Amendment No. 13 on August 28, 2015 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Fourteenth Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1. Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by (i) revising the definition of “Reporting Persons” to also include ANBE Holdings and ANBE, LLC and (ii) adding the following paragraphs thereto:

ANBE Holdings, L.P. (“ANBE Holdings”), is a limited partnership organized under the laws of the State of Texas. Its principal business is to hold certain of the Mitchell Family’s investments. Each of Amy Mitchell and Mitchell’s four adult children, Alexandria Nicole Mitchell Jacobs, Noah Malone Mitchell, 4th, Stevenson Briggs Mitchell and Elizabeth Lee Mitchell Howard, owns a 24.75% equity interest in ANBE Holdings and ANBE, LLC owns a 1% equity interest in ANBE Holdings.

ANBE, LLC is a limited liability company organized under the laws of the State of Texas. Its principal business is to manage ANBE Holdings. ANBE, LLC is the sole general partner of ANBE Holdings and is owned 50% by Mitchell and 50% by Amy Mitchell.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraphs thereto:

On December 30, 2015, the Issuer entered into a $5.0 million draw down convertible promissory note (the “ANBE Note”) with ANBE Holdings. The ANBE Note bears interest at a rate of 13.0% per annum and matures on June 30, 2016. On December 30, 2015, the Issuer borrowed $3.6 million (the “Initial Advance”) under the ANBE Note. Issuer can request subsequent advances under the ANBE Note prior to June 15, 2016. Each subsequent advance must be in a multiple of $500,000, or if the amount remaining for advance under the ANBE Note is less than $500,000, such lesser amount. The ANBE Note provides that advances under the ANBE Note are convertible into Issuer’s common shares, at the election of the holder, any time after the NYSE MKT approves the Issuer’s application to list the additional common shares issuable pursuant to the conversion feature of the ANBE Note, which approval was obtained on April 7, 2016, and prior to the maturity of the Note. The conversion price per Issuer’s common share for each advance is equal to 105% of the closing price of the Issuer’s common shares on the NYSE MKT on the trading date immediately prior to such advance. The conversion price of the Initial Advance is $1.3755 per share.

ANBE Holdings used the proceeds from four loans from trusts of each of its limited partners, each in the original the principal amount $1.0 million, to fund the Initial Advance. The loans are evidenced by promissory notes dated December 28, 2015 made by ANBE Holdings in favor of each of Alexandria Nicole Mitchell Trust #2005 (the “Alexandria Trust Note”), Noah Malone Mitchell, 4th Trust #2005 (the “Noah Trust Note”), Stevenson Briggs Mitchell Trust #2005 (the “Stevenson Trust Note”), and Elizabeth Lee Mitchell Trust #2005 (the “Elizabeth Trust Note”), bearing interest at a rate of 13.0% per annum and maturing on June 30, 2016.

Item 4. Purpose of the Transaction

There are no changes to the Item 4 information previously filed.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended and restated to read in their entirety as follows:

(a)	Amount beneficially owned:

(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Fourteenth Amendment.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Fourteenth Amendment.

(iii)	Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Fourteenth Amendment.

(iv)	Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Fourteenth Amendment.

(v)	ANBE Holdings beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE Holdings cover page of this Fourteenth Amendment.

(vi)	ANBE, LLC beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE, LLC cover page of this Fourteenth Amendment.

(vii)	Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Mitchell cover page of this Fourteenth Amendment.

(viii)	Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Fourteenth Amendment.

(b)	Power to Vote/ Power to Dispose:

(i)	Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Partners cover page of this Fourteenth Amendment.

(ii)	Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Management cover page of this Fourteenth Amendment.

(iii)	Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Longfellow cover page of this Fourteenth Amendment.

(iv)	Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Deut 8 cover page of this Fourteenth Amendment.

(v)	ANBE Holdings shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the ANBE Holdings cover page of this Fourteenth Amendment.

(vi)	ANBE, LLC shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the ANBE, LLC cover page of this Fourteenth Amendment

(vii)	Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Mitchell cover page of this Fourteenth Amendment. Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Mitchell cover page of this Fourteenth Amendment.

(vi)	Amy Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Amy Mitchell cover page of this Fourteenth Amendment. Amy Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Amy Mitchell cover page of this Fourteenth Amendment.

There are no further changes to the Item 5 information previously filed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes to the Item 6 information previously filed.

Item 7. Material to be Filed As Exhibits.

Exhibit	Description	Filing

1	Joint Filing Agreement	Filed herewith.

2	ANBE Note	Incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 6, 2016.

3	Alexandria Trust Note	Filed herewith.

4	Noah Trust Note	Filed herewith.

5	Stevenson Trust Note	Filed herewith.

6	Elizabeth Trust Note	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2016	DALEA PARTNERS, LP

	By:	Dalea Management, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

LONGFELLOW ENERGY, LP

	By:	Deut 8, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DEUT 8, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

ANBE HOLDINGS, L.P.

	By:	ANBE LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

ANBE, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL